

February 6, 2013

<u>Via E-Mail</u>
Mr. Don L. Merrill
Chief Executive Officer
Tootie Pie Company, Inc.
129 Industrial Drive
Boerne, TX 78006

> **Re:** **Tootie Pie Company, Inc.**
> **Form 8-K**
> **Filed October 15, 2012**
> **File No. 333-135702**

Dear Mr. Merrill:

We issued comments to you on the above captioned filing on October 19, 2012; and discussed the deficiencies with your legal counsel on December 13, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to amend your filing and to provide a complete, substantive response to these comments by February 13, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact John Cannarella, Staff Accountant at (202) 551-3337 or me at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief